EXHIBIT 99.1

Centerra Gold Announces 2022 Year-End Mineral Reserves and Resources and Fourth Quarter Exploration Update

This news release contains forward-looking information that is subject to risk factors and assumptions as set out in the Cautionary Note Regarding Forward-Looking Information section on pages 12-13. All figures are in United States dollars unless otherwise stated.

TORONTO, Feb. 23, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today announced its 2022 year-end estimates for mineral reserves and mineral resources. 2022 year-end mineral reserves have been estimated based on a gold price of $1,350 per ounce for the Mount Milligan Mine and the Öksüt Mine, a copper price of $3.25 per pound for the Mount Milligan Mine, and a gold price of $1,200 per ounce and a copper price of $2.50 per pound for the Kemess Project.

The Company added 0.6 million proven and probable gold mineral reserves in 2022, net of depletion, when compared to the balances included in the 2021 year-end estimates (released February 25, 2022).

On November 7, 2022, the Company released a technical report for mineral resources and mineral reserves at the Mount Milligan Mine (“Mount Milligan Mine TR”). The Mount Milligan Mine TR added 1.1 million ounces of gold and 260 million pounds of copper as of December 31, 2021. The balances as of December 31, 2021 used for comparative purposes in this document will consider the updated figures included in the Mount Milligan Mine TR.

Centerra Mineral Reserves and Resources Highlights as at December 31, 2022:

  Centerra’s proven and probable gold mineral reserves total 5.5 million ounces of contained gold (358 million tonnes (Mt) at 0.46 grams of gold per tonne (g/t gold)), a decrease of 0.48 million ounces of contained gold from December 31, 2021, as a result of depletion.
  Centerra’s overall measured and indicated gold mineral resources, exclusive of mineral reserves, decreased by 0.1 million ounces to 6.1 million ounces of contained gold (551 Mt at 0.34 g/t gold).
  Centerra’s proven and probable copper mineral reserves decreased by 94 million pounds to 1,532 million pounds of contained copper (331 Mt at 0.21% copper), as a result of depletion.
  Centerra’s measured and indicated copper mineral resources, exclusive of mineral reserves, were 6,453 million pounds of contained copper (1,144 Mt at 0.26% copper).

Centerra Year-End Gold Mineral Reserves and Mineral Resources

Mineral Reserves
As of December 31, 2022, Centerra’s proven and probable gold mineral reserves total an estimated 5.45 million ounces (358 Mt at 0.46 g/t gold), compared to 5.93 million ounces (384 Mt at 0.52 g/t gold) in the prior year. In 2022, proven and probable gold mineral reserves decreased by 0.48 million ounces, due to depletion.

Mount Milligan Mine
At the Mount Milligan Mine, proven and probable gold mineral reserves total an estimated 2.6 million ounces of contained gold (224 Mt at 0.37 g/t gold) as of December 31, 2022, compared to 2.9 million contained ounces gold (246 Mt at 0.18 g/t gold) as at December 31, 2021 as stated in the Mount Milligan Mine TR. For 2022, proven and probable gold mineral reserves decreased by 0.3 million contained ounces of gold, due to depletion. A resource update is ongoing to include exploration drilling completed in 2022 and will be included in the 2023 mineral reserves and mineral resources update.

Öksüt Mine
At the Öksüt Mine, proven and probable gold mineral reserves total an estimated 0.9 million ounces of contained gold (27.1 Mt at 1.08 g/t gold) as at December 31, 2022, compared to the estimated 1.1 million ounces of contained gold (30.5 Mt at 1.16 g/t gold) as at December 31, 2021. The decrease of 0.2 million ounces in proven and probable gold mineral reserves in 2022 is primarily attributable to depletion. A resource update to include exploration drilling completed in 2022 is ongoing and will be included in the 2023 mineral reserves and mineral resources update.

A portion of the 2022 depletion at the Öksüt Mine can be attributed to processing ore into gold-in-carbon. As at December 31, 2022, the Company had approximately 100,000 recoverable ounces of stored gold-in-carbon and an additional 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad.

Kemess Project
At the Kemess Project, the proven and probable gold mineral reserves for the Kemess Underground Project are unchanged year over year at an estimated 1.9 million contained ounces (107.4 Mt at 0.50 g/t gold) as at December 31, 2022.

Mineral Resources
Centerra’s measured and indicated gold mineral resources as at December 31, 2022, decreased by approximately 0.1 million ounces of contained gold to 6.1 million ounces (551 Mt at 0.34 g/t gold), when compared to the December 31, 2021 estimate. All measured and indicated gold resource figures in this section are presented exclusive of gold mineral reserves.

Mount Milligan Mine
At the Mount Milligan Mine, measured and indicated resources decreased by 0.1 million contained ounces of gold, for a total of 1.7 million ounces of contained gold (182.7 Mt at 0.30 g/t gold) as at December 31, 2022, as a result of depletion.

Öksüt Mine
At the Öksüt Mine, measured and indicated gold resources are essentially unchanged year over year when compared to December 31, 2021, totaling 0.3 million ounces of contained gold (17.4 Mt at 0.49 g/t gold).

Kemess Project
At Kemess Underground and Kemess East, measured and indicated gold resources are unchanged year over year when compared to December 31, 2021, totaling 4.0 million ounces of contained gold (351.2 Mt at 0.36 g/t gold).

Inferred Gold Mineral Resources
The Company’s inferred gold mineral resources as at December 31, 2022 are essentially unchanged, totaling 0.9 million contained ounces of gold (85.0 Mt at 0.34 g/t gold), when compared to the December 31, 2021 estimate.

Inferred mineral resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category or converted to mineral reserves through the application of modifying factors.

Centerra Year-End Copper Mineral Reserves and Mineral Resources

Mineral Reserves
Proven and probable copper mineral reserves total an estimated 1,532 million pounds of contained copper (331 Mt at 0.21% copper).

Mount Milligan Mine
At the Mount Milligan Mine, proven and probable copper mineral reserves total an estimated 902 million pounds of contained copper (224 Mt at 0.18% copper) as of December 31, 2022, compared to 996 million pounds of contained copper (246 Mt at 0.18% copper) as at December 31, 2021. The decrease of 94 million contained pounds of copper was primarily due to depletion.

Kemess Project
The Kemess Underground’s proven and probable copper mineral reserves are unchanged and are estimated to be 630 million pounds of contained copper (107 Mt at 0.27% copper) as at December 31, 2022.

Mineral Resources
Measured and indicated copper mineral resources total an estimated 6,453 million pounds of contained copper (1,144 Mt at 0.26% copper). The copper mineral resources are located at the Mount Milligan Mine, the Kemess Underground, Kemess East and Berg properties, all of which are located in Canada. All measured and indicated copper mineral resource figures in this section are presented exclusive of mineral reserves.

Mount Milligan Mine
At the Mount Milligan Mine, measured and indicated mineral resources decreased by 47 million pounds of contained copper to an estimated 695 million pounds (183 Mt at 0.17% copper) as of December 31, 2022. The decrease in measured and indicated mineral resources resulted from depletion.

Kemess Project
At Kemess, measured and indicated mineral resources are unchanged at 2,107 million pounds of contained copper as of December 31, 2022. This figure is split between the Kemess Underground measured and indicated mineral resources, which total an estimated 697 million pounds of contained copper (174 Mt at 0.18% copper), and Kemess East measured and indicated mineral resources, which total an estimated 1,410 million pounds of contained copper (178 Mt at 0.36% copper).

Inferred Copper Mineral Resources
Centerra’s inferred copper mineral resource estimates total 559 million pounds of contained copper (111 Mt at 0.23% copper).

Inferred mineral resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category or converted to mineral reserves through the application of modifying factors.

Goldfield Project
In the first quarter of 2022, the Company announced that it had entered into a definitive agreement to acquire the Goldfield Project from Waterton Nevada Splitter, LLC. The Goldfield Project consists of three known deposits: Gemfield, Goldfield Main, and McMahon Ridge. Centerra is targeting an initial resource estimate for the Goldfield Project by mid-year 2023 followed by an updated resource estimate accompanied by a Feasibility Study.

2022 Fourth Quarter Exploration Update

Exploration activities in the fourth quarter of 2022 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties.

Exploration expenditures in the fourth quarter of 2022 and year were $16.2 million and $50.8 million, respectively. The activities were primarily focused on expanded drilling programs at the Mount Milligan Mine in British Columbia, the Öksüt Mine in Türkiye, the Goldfield Project in Nevada, and greenfield projects in Canada, the United States of America and Türkiye.

Mount Milligan Mine

The 2022 diamond drilling programs at the Mount Milligan Mine totalled 55,139 metres in 100 drill holes. Resource expansion and brownfield exploration targets included zones on the western margin of the open-pit, i.e., DWBX and Goldmark zones, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in previous drilling campaigns from 2018-2021.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the fourth quarter of 2022 with the completion of 27 diamond drill holes totalling 10,516 metres. Resource expansion drilling included 10 drill holes, totalling 2,513 metres, completed in the Great Eastern, 66, and DWBX zones. Six drill holes, totalling 1,143 metres, were completed in the Great Eastern zones, infilling shallow mineralization associated with the GEF. Additional infill drilling included three drill holes, totalling 1,065 metres, completed in the DWBX zone, and one drill hole, totalling 305 metres, completed in the 66 Zone. Exploration drilling was completed in five target areas and focused on the northern margins of the pit in the Oliver zone where six drill holes, totalling 2,061 metres, were completed. Exploration drilling was also completed south and west of the current ultimate pit boundary in the Boundary zone, including six drill holes totalling 2,786 metres; in the South Boundary zone, including one drill hole totalling 640 metres; in the Southern Star zone, including one drill hole totalling 605 metres; and in the North Slope zone, including three drill holes totalling 1,911 metres.

Throughout the fourth quarter of 2022, complete or partial assay results were returned for 38 drill holes, including results from 10 holes drilled in the third quarter of 2022, and 28 holes drilled in the fourth quarter of 2022. These include significant mineralized intervals from six target areas, including the western margin of the open-pit in the DWBX, North Slope, Boundary, and South Boundary zones, the eastern margin of the open-pit in the Great Eastern zone, and the northern margin of the open-pit in the Oliver zone.

Assays returned throughout the fourth quarter of 2022 include results from infill drilling in the DWBX and GEF zones, showing potential for both shallow and deep resource addition west and east of the ultimate pit boundary. In the DWBX zone, porphyry-style gold-copper mineralization is associated with potassic alteration and early quartz veins within the DWBX composite stock and the stock margins. A moderately west-dipping hydrothermal breccia body has been identified at shallow depth in host volcanic rocks in the northern part of the DWBX zone, interpreted to have formed during stock emplacement. In the GEF zone on the eastern ultimate pit margins, shallow drilling has defined a tabular body of gold and copper mineralization within the hanging wall of the easterly dipping GEF.

Exploration drilling in the North Slope zone, approximately 1,000 to 1,600 metres from the western margins of the ultimate pit boundary, was completed in the fourth quarter of 2022. Assays returned throughout the fourth quarter of 2022 show porphyry-style gold and copper mineralization at depth, associated with a series of narrow dykes, referred to as the North Slope dyke complex. Mineralization is associated with increased density of early, transitional, and late-stage veins in potassic (magnetite-biotite) and inner propylitic (albite-epidote-chlorite) altered volcanics and volcaniclastics.

Exploration drilling in the Boundary zone, approximately 350 metres from the western margins of the ultimate pit boundary, was completed in the fourth quarter of 2022. Assays returned throughout the fourth quarter of 2022 show shallow and deep porphyry-style gold and copper mineralization associated with a series of monzonite ± hornblende porphyry dykes in the shallow Boundary zone and underlying northwestern extension of the Southern Star composite stock. Mineralization is hosted within dykes and at dyke margins in potassic (magnetite-biotite) and inner propylitic (albite-epidote-chlorite) altered andesite tuffs, often overprinted by quartz-sericite-pyrite alteration, with early quartz veins and chalcopyrite ± pyrite veins.

Exploration drilling in the Oliver zone, along the northwestern margins of the ultimate pit boundary was completed in the fourth quarter of 2022. Assays returned throughout the fourth quarter of 2022 show potential for deep resource addition adjacent to and below the current ultimate pit boundary. Significant intersections with high gold-low copper mineralization are hosted within quartz-sericite-pyrite altered bedded trachyte tuff with pyrite ± chalcopyrite ± calcite veins. Porphyry-style gold and copper mineralization at depth is hosted by potassic (magnetite-biotite) altered latite crystal tuff overprinted by quartz-sericite-pyrite alteration, with early quartz veins and pyrite ± chalcopyrite veins.

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, are available on the Company’s website at www.centerragold.com and are available at the following link: http://ml.globenewswire.com/Resource/Download/b61c87e0-4c7e-40d5-b040-84433dc640fe

Goldfield Project

Drill programs at the Goldfield Project commenced in June 2022, following the purchase of the project in February 2022. The 2022 diamond drilling and RC drilling programs included 149 exploration, infill, and resource expansion holes, 16 metallurgical holes, 17 geotechnical holes, 22 condemnation holes, and two water monitoring wells. Exploration drilling in 2022 principally targeted gold mineralization below and adjacent to the known mineralization at the Gemfield and Goldfield Main deposits. As of the end of 2022, a total of 48,765 metres of drilling was completed in 206 drill holes (200 holes were completed and six holes were abandoned due to ground conditions).

At the Goldfield Project, 21 diamond drill holes and 134 RC drill holes, totalling 35,259 metres of drilling, were completed during the fourth quarter. Completed holes include 26,590 metres in 117 exploration, infill, and resource expansion holes, 3,995 metres in 18 condemnation drill holes, 2,920 metres in 10 metallurgical holes, 1,512 metres in eight geotechnical holes, and two water monitoring wells for 241 metres.

Gemfield Deposit
The planned 2022 drilling programs at the Gemfield deposit totalled 29,279 metres in 25 diamond drill holes and 105 RC drill holes for a total of 130 drill holes. Drilling activities in the fourth quarter of 2022 at the Gemfield deposit consisted of two diamond drill holes and 86 RC holes totalling 17,287 metres. Drilling was generally undertaken around the margins of and within the confines of the known mineralization at the Gemfield deposit.

As of the end of the fourth quarter, complete or partial assay results were returned for 57 drill holes at the Gemfield deposit, including results from holes drilled in the second, third, and fourth quarters of 2022.

Assay results from the 2022 exploration drilling at the Gemfield deposit identified extensions to known gold mineralization to the west and south of the deposit. This mineralization is relatively deep and forms broad zones of low-grade gold mineralization. This gold mineralization is associated alteration with quartz–alunite alteration with sulfides, mainly pyrite. Preliminary metallurgical test work (shake tests and bottle roll tests) has commenced and is ongoing. Resource expansion drilling peripheral to the eastern and northeastern margins of the known mineralization intersected shallow, oxidized gold mineralization, some of which lies beneath the historic Consolidated Mill tailings pile. Oxidation at the Gemfield deposit is generally no deeper than 90 metres but can extend deeper depending on the thickness and depth of erosion of an overlying, post-mineral sedimentary unit, the Siebert Formation.

Goldfield Main Deposit
The 2022 drilling programs at the Goldfield Main Deposit totalled 19,121 metres in 26 diamond drill holes and 48 RC drill holes for a total of 74 drill holes. Drilling activities in the fourth quarter of 2022 at the Goldfield Main deposit consisted of 17 diamond drill holes and 48 RC holes totalling 17,606 metres. Drilling was generally undertaken around the margins of and within the confines of the known mineralization at the Goldfield Main deposit.

As of the end of the fourth quarter, complete or partial assay results were returned for 10 drill holes at the Goldfield Main deposit, including results from holes drilled in the second, third, and fourth quarters of 2022. The gold mineralization encountered is consistent with nearby historic drill intervals, confirming and slightly expanding the known mineralization along the splay structures present within the Goldfield Main deposit. Infill drilling also confirmed that oxidation is relatively shallow but extends deeper along the Columbia Fault and the secondary splay structures present within the deposit.

McMahon Ridge Deposit
Drilling activities commenced in the fourth quarter of 2022 at the McMahon Ridge deposit. Two diamond drill holes, totalling 366 metres, were drilled for geotechnical purposes. Assay results are awaited.

Öksüt Mine

The planned 2022 diamond and RC drilling programs were completed at the Öksüt Mine in the fourth quarter with 122 diamond holes, totaling 31,787 metres, and 40 RC drill holes, totaling 7,465 metres, being completed for an aggregate of 39,252 metres of drilling. In the fourth quarter, 21 diamond holes, totaling 5,495 metres, and 21 RC drill holes, totaling 3,841 metres, were completed for an aggregate of 9,336 metres of drilling. Drilling in the fourth quarter focused on targeting the potential expansion of oxide gold mineralization at the Keltepe, Güneytepe, Keltepe North, Keltepe Northwest, and Keltepe North Northwest deposits as well as testing the potential for new oxide gold mineralization at peripheral targets such as the Yelibelen, Büyüktepe, and Boztepe prospects.

As of the end of the fourth quarter, complete or partial assay results were returned for 94 drill holes at the Öksüt Mine, including results from holes drilled in the second, third, and fourth quarters of 2022. Generally, relatively narrow and low to moderate grade oxide gold intervals were returned from drilling in 2022.

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, are available on the Company’s website at www.centerragold.com and are available at the following link: http://ml.globenewswire.com/Resource/Download/b61c87e0-4c7e-40d5-b040-84433dc640fe

Table 1 (see additional footnotes on pages 10-11)
Centerra Gold Inc. 2022 Year-End Mineral Reserve and Resources Summary – Gold (1)
as of December 31, 2022

Proven and Probable Gold Mineral Reserves
	Proven			Probable			Total Proven and Probable
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan Mine(4)	68,866	0.37	818	155,091	0.37	1,824	223,957	0.37	2,643
Öksüt Mine	3,173	1.77	180	23,925	0.99	761	27,098	1.08	941
Kemess Underground	-	-	-	107,381	0.50	1,868	107,381	0.50	1,868
Total	72,039	0.43	998	286,397	0.47	4,453	358,436	0.46	5,452

Measured and Indicated Gold Mineral Resources(2)
	Measured			Indicated			Total Measured and Indicated
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan Mine(4)	37,047	0.26	304	145,686	0.31	1,436	182,734	0.30	1,740
Öksüt Mine	11,436	0.52	189	5,941	0.43	82	17,377	0.49	272
Kemess Underground	-	-	-	173,719	0.31	1,737	173,719	0.31	1,737
Kemess East	-	-	-	177,500	0.40	2,305	177,500	0.40	2,305
Total	48,484	0.32	493	502,846	0.34	5,560	551,330	0.34	6,053

Inferred Gold Mineral Resources(3)
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan Mine(4)	5,685	0.46	83
Öksüt Mine	2,329	0.41	31
Kemess Underground	47,700	0.34	529
Kemess East	29,300	0.30	283
Total	85,014	0.34	926

1)	Centerra’s equity interests as of this news release are as follows: Mount Milligan Mine 100%, Öksüt Mine 100%, Kemess Underground and Kemess East 100%. Numbers may not add up due to rounding.
2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4)	The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles them to purchase 35% of gold produced and requires Royal Gold to pay $435 per ounce of gold delivered. Mineral reserves and resources for the Mount Milligan Mine are presented on a 100% basis.

Table 2 (see additional footnotes on pages 10-11)
Centerra Gold Inc. 2022 Year-End Mineral Reserve and Resources Summary - Other Metals (1)
as of December 31, 2022

Property	Tonnes (kt)	Copper Grade (%)	Contained Copper (Mlbs)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Proven Mineral Reserves
Mount Milligan Mine(4)	68,866	0.20	302	-	-	-	-
Probable Mineral Reserves
Mount Milligan Mine (4)	155,091	0.18	600	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878

Total Proven and Probable Mineral Reserves
Mount Milligan Mine(4)	223,957	0.18	902	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878
Total Copper and Silver	331,338	0.21	1,532	-	-	0.65	6,878

Measured Mineral Resources (2)
Mount Milligan Mine(4)	37,047	0.20	165	-	-	-	-
Berg(5)	207,229	0.34	1,541	0.03	149	3.02	20,104
Thompson Creek Mine	57,645	-	-	0.07	92	-	-
Endako Mine	47,100	-	-	0.05	48	-	-

Indicated Mineral Resources (2)
Mount Milligan Mine (4)	145,686	0.16	530	-	-	-	-
Berg(5)	402,757	0.24	2,110	0.03	270	3.01	38,966
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Thompson Creek Mine	59,498	-	-	0.07	85	-	-
Endako Mine	122,175	-	-	0.04	118	-	-

Total Measured and Indicated Mineral Resources(2)
Mount Milligan Mine(4)	182,734	0.17	695	-	-	-	-
Berg(5)	609,986	0.27	3,651	0.03	419	3.01	59,070
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Total Copper and Silver	1,143,939	0.26	6,453	-	-	2.56	78,942
Thompson Creek Mine	117,143	-	-	0.07	177	-	-
Endako Mine	169,275	-	-	0.04	166	-	-
Total Molybdenum(incl. Berg)	896,404	-	-	0.04	762	-	-

Inferred Mineral Resources(3)
Mount Milligan Mine(4)	5,685	0.07	8	-	-	-	-
Berg(5)	28,066	0.22	138	0.02	11	3.75	3,386
Kemess Underground	47,700	0.20	210	-	-	1.65	2,530
Kemess East	29,300	0.31	203	-	-	2	1,880
Total Copper and Silver	110,751	0.23	559			2.31	7,796
Thompson Creek Mine	806	-	-	0.04	1	-	-
Endako Mine	47,325	-	-	0.04	44	-	-
Total Molybdenum(incl. Berg)	76,197	-	-	0.03	56	-	-

1)	Centerra’s equity interests as of this news release are as follows: Mount Milligan Mine 100%, Kemess Underground 100%, Kemess East 100%, Berg 100%, Thompson Creek Mine 100%, and Endako Mine 75%. Numbers may not add up due to rounding.
2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4)	The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles them to purchase 18.75% of copper produced and requires Royal Gold to pay 15% of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan Mine are presented on a 100% basis.
5)	In December 2020, the Berg property was optioned to a third party, which has the right to acquire a 70% interest in the property over a period of up to five years.

Table 3 - Centerra Gold Inc. (see additional footnotes on pages 10-11)
Reconciliation of Mineral Reserves and Mineral Resources(1)(2) – Contained Gold (koz)
as of December 31, 2022

	December 31, 2021(2)	2022 Throughput(3)	2022 Addition (Deletion)(4)	December 31, 2022
Proven and Probable Gold Mineral Reserves
Mount Milligan Mine	2,925	282	-	2,643
Öksüt Mine(5)	1,143	221	20	941
Kemess Underground	1,868	-	-	1,868
Total	5,936	483	-	5,452
Measured and Indicated Gold Mineral Resources
Mount Milligan Mine	1,828	-	(88)	1,740
Öksüt Mine(5)	283	-	(11)	272
Kemess Underground	1,737	-	-	1,737
Kemess East	2,305	-	-	2,305
Total	6,153	-	(99)	6,053
Inferred Gold Mineral Resources(6)
Mount Milligan Mine	70	-	13	83
Öksüt Mine(5)	17	-	14	31
Kemess Underground	529	-	-	529
Kemess East	283	-	-	283
Total	899	-	27	926

1)	Centerra’s equity interests as of this news release are as follows: Mount Milligan Mine 100%, Öksüt Mine 100%, Kemess Underground and Kemess East 100%.
2)	Mineral reserves and mineral resources for the Öksüt Mine, Kemess Underground, and Kemess East reported in Centerra’s Annual Information Form filed in March 2022 and for the Mount Milligan Mine reported in Centerra’s Mount Milligan Mine TR with an effective date of December 31, 2021 (filed on November 7, 2022). The amount of reported mineral resources does not include those amounts identified as mineral reserves. Mineral resources do not have demonstrated economic viability. Numbers may not add due to rounding.
3)	Corresponds to process plant feed at both the Mount Milligan Mine and the Öksüt Mine.
4)	Changes in mineral reserves or mineral resources, as applicable, are attributed to: (i) changes to metal price and foreign exchange assumptions, (ii) information provided by drilling and subsequent reinterpretation and reclassification of mineral resources, and (iii) changes to cost estimates and metallurgical recoveries.
5)	The Öksüt Mine open pit mineral reserves and mineral resources include the Keltepe and Güneytepe deposits.
6)	Inferred mineral resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category or converted to mineral reserves through the application of modifying factors.

Additional Footnotes for Tables 1, 2, 3
General

  A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and mineral resource estimates.

Mount Milligan Mine

  The mineral reserves have been estimated based on a gold price of $1,350 per ounce, copper price of $3.25 per pound and an exchange rate of 1USD:1.30CAD.
  The open pit mineral reserves are estimated based on a Net Smelter Return (“NSR”) cut-off of $7.40 per tonne (C$9.62 per tonne) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges, and royalty and streaming arrangements in determining economic viability.
  The mineral resources have been estimated based on a gold price of $1,550 per ounce, copper price of $3.50 per pound, and an exchange rate of 1USD:1.30CAD.
  The open pit mineral resources are constrained by a pit shell and are reported based on a copper equivalent (“CuEq”) value of 0.20% CuEq. This value is equivalent to a NSR cut-off of $7.35 per tonne (C$9.55 per tonne) and takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalty and streaming arrangements in determining economic viability. Copper equivalent was calculated using the following formula: CuEq=Cu%+((Au recovery*Au price*14.5833)/(Cu recovery* Cu price))*Au g/t/10,000.
  Further information concerning the Mount Milligan deposit, including key assumptions, parameters, and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in Centerra’s most recently filed Annual Information Form and in the Mount Milligan Mine TR, each of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Öksüt Mine

  The mineral reserves have been estimated based on a gold price of $1,350 per ounce and an exchange rate of 1USD:7.5TL.
  The open pit mineral reserves are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Open pit optimization used a tonne-weighted LOM metallurgical recovery of 77% (Keltepe Pit 75%, Güneytepe Pit 85%).
  The mineral resources have been estimated based on a gold price of $1,550 per ounce.
  Open pit mineral resources are constrained by a pit shell and are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Further information concerning the Öksüt deposit, including key assumptions, parameters, and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in Centerra’s most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and the Technical Report on the Öksüt Project, dated September 3, 2015, which is available on SEDAR at www.sedar.com.

Kemess Underground

  The mineral reserves have been estimated based on a gold price of $1,200 per ounce, copper price of $2.50 per pound and an exchange rate of 1USD:1.33CAD.
  The mineral reserves are estimated based on a NSR cut-off of C$17.30 per tonne that takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges in determining economic viability.
  The mineral resources have been estimated based on a gold price of $1,275 per ounce, copper price of $3.20 per pound and an exchange rate of 1USD:1.33CAD.
  The mineral resources are estimated based on a NSR cut-off ranging between C$14.00 and C$16.00 per tonne that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.
  Further information concerning the Kemess Underground deposit is described in the technical report dated July 14, 2017 and filed on SEDAR at www.sedar.com by AuRico Metals Inc. The technical report describes the exploration history, geology, and style of gold mineralization at the Kemess Underground deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Kemess East

  The mineral resources have been estimated based on a gold price of $1,275 per ounce, copper price of $3.20 per pound, and an exchange rate of 1USD:1.33CAD.
  The mineral resources are estimated based on a NSR cut-off of C$17.30 per tonne that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.
  Further information concerning the Kemess East project is described in the technical report dated July 14, 2017 and filed on SEDAR by AuRico Metals Inc. The technical report describes the exploration history, geology, and style of gold mineralization at the Kemess East project. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Thompson Creek Mine

  The mineral resources have been estimated based on a molybdenum price of $14.00 per pound.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.030% molybdenum cut-off grade.
  Further information concerning the Thompson Creek deposit is described in the technical report dated February, 2011 and filed on SEDAR at www.sedar.com by Thompson Creek Metals Company Inc. The technical report describes the exploration history, geology, and style of molybdenum mineralization at the Thompson Creek deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Endako Mine

  The mineral resources have been estimated based on a molybdenum price of CAD14.00 per pound and an exchange rate of 1USD:1.25CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.025% molybdenum cut-off grade.
  Further information concerning the Endako deposit is described in the technical report dated September 12, 2011 and filed on SEDAR at www.sedar.com by Thompson Creek Metals Company Inc. The technical report describes the exploration history, geology, and style of molybdenum mineralization at the Endako deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Berg

  Mineral Resources have an effective date of March 9, 2021
  CuEq calculated using metal prices of $3.10 /lb Cu, $10.00 /lb Mo, and $20 /oz Ag. Recoveries were applied to correspond with estimated individual metal recoveries based on limited metallurgical testwork for production of a copper and molybdenum concentrate; the leach zone (Cu = 0%, Mo = 61%, and Ag = 52%), supergene zone (Cu = 73%, Mo = 61%, and Ag = 52%), and hypogene zone (Cu = 81%, Mo = 71%, and Ag = 67%). Smelter loss was not applied.
  A cut-off value of 0.20% CuEq was used as the base case for reporting mineral resources that are subject to open pit potential. The resource block model has been constrained by a conceptual open pit shell. Resource classification adheres to CIM Definition Standards; it cannot be assumed that all or any part of Inferred Mineral Resources will be upgraded to Indicated or Measured as a result of continued exploration.
  Dry bulk density has been estimated based on 2,996 in situ specific gravity measurements collected between 2007 and 2011. Values were applied by geology model domain (n = 18) representing the weathering profiles and major lithological units; values ranged from 2.38 t/m³ to 2.74 t/m³.
  There are no known legal, political, unnatural environmental, or other risks that could materially affect the potential development of the mineral resources.
  All numbers are rounded. Overall numbers may not be exact due to rounding.
  Further information concerning the Berg deposit is described in the technical report dated May 3, 2021 and filed on SEDAR at www.sedar.com by Surge Copper Corp. The technical report describes the exploration history, geology, and style of mineralization at the Berg deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Qualified Person
Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Mineral reserve and mineral resource estimates are forward-looking information and are based on key assumptions and are subject to material risk factors. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares could be adversely affected. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company's business operations, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares. See the section entitled “Risk That Can Affect Centerra’s Business” in the Company’s annual Management’s Discussion and Analysis (MD&A) for the year-ended December 31, 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and see also the discussion below under the heading “Caution Regarding Forward-looking Information”.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Exploration information and related scientific and technical information in this document regarding the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s most recent, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and related scientific and technical information in this document regarding the Goldfield Project were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Boris Kotlyar, Member of the American Institute of Professional Geologists (AIPG) and Chief Geologist, Global Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information
Information contained in this news release, which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things, mineral reserve and mineral resource estimates, life of mine estimates and operating and capital costs, future exploration potential, timing and scope of future exploration (brownfields or greenfields), and anticipated costs and expenditures and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a full list of the risk factors that can affect the Company, see its management’s discussion and analysis for the year ended December 31, 2022, and its most recently filed annual information form.

Market price fluctuations in gold, copper, and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors, which may change over time, always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates, and Centerra can provide no assurances that the indicated levels of gold or copper will be produced, or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established, and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences, which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results, or operations and financial condition.

Centerra estimates the future mine life of its operations. Centerra can give no assurance that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Centerra’s future cash flows, earnings, results of operations, and financial condition.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are, or may be, expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 24, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Toby Caron	Shae Frosst
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/f5a712ee-8f6f-4924-a761-284280e3febc